August 23, 2011

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Southern Community Financial Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed March 24, 2011 File No. 000-33227

Dear Mr. Webb:

This letter is being submitted in response to the letter dated August 9, 2011 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) of Southern Community Financial Corporation (the “Company”).

As I mentioned in my telephone conversation with Erin Purnell yesterday, thank you for granting the Company an extension to file its response to the Comment Letter.  This letter confirms that the Company intends to respond in writing to each of the comments contained in the Comment Letter on or before the August 31, 2011, extension date.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s 10-K filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (336) 768-8500.

Very truly yours, /s/ James Hastings
James Hastings Chief Financial Officer

cc:	F. Scott Bauer, Chairman and CEO
Ronald D. Raxter, Esq.